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                              February 8, 2022

       Lawrence Sun
       Secretary Assistant
       ENTREPRENEUR UNIVERSE BRIGHT GROUP
       Suite 907, Saigo City Paza Building 2
       No. 170, Weiyand Road
       Xi'an, China

                                                        Re: ENTREPRENEUR
UNIVERSE BRIGHT GROUP
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed January 19,
2022
                                                            File No. 000-56305

       Dear Mr. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Form 10 filed January 19, 2022

       Explanatory Note, page ii

   1.                                                   Please disclose
prominently at the front of this section that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors.
                                                        Disclose that investors
may never directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a material
change in the value of your securities, including that it could cause the value of such
securities to significantly decline or become worthless. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and the offering as a result of this
structure.
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR     UNIVERSESun
                           BRIGHT GROUP
Comapany8,NameENTREPRENEUR
February   2022               UNIVERSE BRIGHT GROUP
February
Page 2 8, 2022 Page 2
FirstName LastName
2. Provide prominent disclosure in this section about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange.
3. We note your disclosure in the third paragraph on page ii. Please revise to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
         Refrain from using terms such as    we    or    our    when describing
activities or functions of
         a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in
         China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. We note your response to comment 1. Please further revise the penultimate paragraph of this section, and elsewhere in the filing where similar disclosure appears, to explain in more detail what the consequences may be to your company if you do not obtain a permission that is or becomes required. For example, discuss the possible material adverse effects on your business, financial condition, and results of operations.
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.
Item 1. Business, page 1

6. Revise this section to include a summary of risk factors, and disclose in this summary the risks that your corporate structure and being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with individual cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control
 Lawrence Sun
ENTREPRENEUR UNIVERSE BRIGHT GROUP
February 8, 2022
Page 3
         over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
         investors as well as the ability to settle amounts owed.
Item 1A. Risk Factors, page 28

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review.
General
FirstName LastNameLawrence Sun
Comapany
10.        NameENTREPRENEUR
       To the                       UNIVERSE
              extent you make changes             BRIGHTstatement
                                       to your registration GROUP in response
to the
       comments
February          above,
         8, 2022 Page 3 please make conforming changes to your future filings, as applicable.
FirstName LastName
 Lawrence Sun
FirstName LastNameLawrence
ENTREPRENEUR     UNIVERSESun
                           BRIGHT GROUP
Comapany8,NameENTREPRENEUR
February   2022               UNIVERSE BRIGHT GROUP
February
Page 4 8, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at
202-551-
3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services